

Mail Stop 3561

April 16, 2009

Mr. Bruce A. Shear
President and Chief Executive Officer
PHC, Inc.
200 Lake Street, Suite 102
Peabody, MA 01960

> **Re: PHC, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 1-33323**

Dear Mr. Shear:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements, page F-9

Note D – Other Assets, page F-19

1.   We note that your capitalized licensure fees increased from $701,220 at June 30, 2007 to $1,404,955 at June 30, 2008. Please disclose within Note A your

accounting policy with respect to capitalization and amortization of licensure fees, and explain to us the basis within GAAP for the capitalization of such fees.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

General

2.   Please provide page numbers in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   We note that you opened Seven Hills Hospital and are ramping up Capstone Academy. Please expand your MD&A to describe the impact that these two activities will have on your results of operations and cash flows and the timing of any such impacts.

Liquidity and Capital Resources

4.   You state that as of December 31, 2008 you borrowed to the maximum availability of your revolving credit line and only a minimum amount is available on your current term loan. Furthermore, your cash and cash equivalents represents $1.0 million as of December 31, 2008, and you experienced cash outflows from continuing operations of $1,685,301 during the six months-ended December 31, 2008.   Please expand your liquidity discussion to address whether you have adequate amounts of cash to meet the Company's needs for operating expenses and material commitments on both a long and short-term basis.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services